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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/07 (MM/DD/YY) AND ENDING 11/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NSM Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1655 Palm Beach Lakes, Suite 808

(No. and Street)

West Palm Beach	FL	33401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 404-303-8840 ext 205

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horkey & Associates, PA

(Name – *if individual, state last, first, middle name*)

7770 West Oakland Park Blvd. #470	Sunrise	FL	33351
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 19 2009
THOMSON REUTERS

SEC Mail Processing
Section
JAN 30 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NSM Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES W. TYSON V
MY COMMISSION EXPIRES
JAN 8 2010
FORSYTH COUNTY, GA
NOTARY PUBLIC

Michael O. Brown
Signature

FINOP
Title

James W. Tyson V
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NSM SECURITIES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

FOR THE YEAR ENDED
NOVEMBER 30, 2008

TABLE OF CONTENTS

Horkey & Associates, P.A.
Certified Public Accountants

Frank J. Horkey, CPA, CFST* - fhorkey@horkeycpa.com

William Diamond, CPA, CFST* - wdiamond@horkeycpa.com
Michael E. Vetter - mvetter@horkeycpa.com
Linda M. Arnold, CPA - larnold@horkeycpa.com

* Certified in Florida Sales Tax

INDEPENDENT AUDITORS' REPORT

January 28, 2009

Board of Directors and Stockholders
NSM Securities, Inc.
Ft. Lauderdale, Florida

We have audited the accompanying statements of financial position of NSM Securities, Inc. (the Company) as of November 30, 2008 and the related statements of operations and retained earnings, cash flows and stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NSM Securities, Inc. as of November 30, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 10, 11 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horkey & Associates, P.A.

Certified Public Accountants
Fort Lauderdale, Florida

CPA America Counts on CPAs

7770 West Oakland Park Blvd. Suite 470 Sunrise FL 33351-6779
Telephone: 954 742-3001 Facsimile: 954 572-3057
FEI #65-0266803

NSM SECURITIES, INC.
STATEMENT OF FINANCIAL POSITION
NOVEMBER 30, 2008

Assets

CURRENT ASSETS	
Cash	$ 92,765
Accounts Receivable	243,315
Other Receivables	1,050
Prepaid Expenses	6,213
Total Current Assets	343,343
PROPERTY AND EQUIPMENT	
Furniture and Fixtrues	20,265
Less: Accumulated Depreciation	(2,605)
Net Property and Equipment	17,660
OTHER ASSETS	
Deposits Paid	27,704
Total Other Assets	27,704
TOTAL ASSETS	$ 388,707

Liabilities and Stockholders' Equity

CURRENT LIABILITIES	
Accounts Payable	$ 40,753
Accrued Liabilities	148,808
Total Current Liabilities	189,561
LONG-TERM LIABILITIES	
Total Liabilities	189,561
STOCKHOLDERS' EQUITY	
Capital Stock	100
Additional Paid in Capital	214,400
Retained Earnings	(15,354)
Total Stockholders' Equity	199,146
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 388,707

The accompanying notes are an integral part of these financial statements

NSM SECURITIES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
YEAR ENDED NOVEMBER 30, 2008

Revenue	
Commissions - Agency	$ 2,623,347
Commissions - Riskless Principal	19,648
Commissions - Revenue Sharing	124,850
Total Revenue	2,767,845
Operating Expenses	
Advertising	680
Advertising - Recruiting	2,102
Bank Charges	574
Books	2,593
Computer Expense	7,091
Commissions - Brokers	890,511
Clearing Fees	121,606
Consultation Fees	18,823
Depreciation	2,027
Dues & Subscriptions	1,346
Insurance - General	564
Insurance - Fidelity Bond	658
Internet - Website	955
Legal	100,976
Marketing - Leads	1,800
Meals	2,410
Miscellaneous	8,118
Office Expenses	2,369
Office Supplies	4,981
Payroll Taxes	27,401
Penalties	38,800
Postage & Shipping	6,213
Professional Fees	6,275
Property Taxes	2,063
Rent- Office Space	59,843
Rent - Operating Expense	21,101
Regulatory Exchange Fees	400
Regulatory Licenses/Renewal Fees	43,306
Salaries & Wages - Office	833,174
Salaries - Officers	462,000
Supplies	2,470
Telephone	5,334
Telephone - Long Distance	443
Travel	588
Entertainment - Stockholder	218
Utilities	2,713
Total Operating Expenses	2,682,526
Operating Income (Loss)	85,319

The accompanying notes are an integral part of these financial statements

NSM SECURITIES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
YEAR ENDED NOVEMBER 30, 2008

Other Income (Expense)	
Interest Income	1,054
Total Other Income (Expense)	1,054
Income (Loss) Before Provision for Income Taxes	86,373
Provision for Income Taxes	
Provision for Income Taxes	22,093
Total Provision for Income Taxes	22,093
Net Income (Loss)	64,280
Retained Earnings - Beginning of the Year	(79,634)
Retained Earnings - End of the Year	$ (15,354)

The accompanying notes are an integral part of these financial statements

NSM SECURITIES. INC.
STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30. 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	64,280
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Depreciation and Amortization		2,027
Decrease (Increase) in Operating Assets:		
Accounts Receivable		(86,055)
Other		(135)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		21,699
Accrued Liabilities		57,622
Total Adjustments		(4,842)
Net Cash Provided By (Used in) Operating Activities		59,438
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		(14,002)
Payments Made for Other Assets		(15,204)
Net Cash Provided By (Used In) Investing Activities		(29,206)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Cash Provided By (Used In) Financing Activities		-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		30,232
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD		62,533
CASH AND CASH EQUIVALENTS - END OF PERIOD	$	92,765

The accompanying notes are an integral part of these financial statements

NSM SECURITIES. INC.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED NOVEMBER 30, 2008

	Capital Stock Issued Common		Retained Earnings	Additional Paid in Capital	Total
	No. of Shares	Amount			
Balance November 30, 2006	100	$ 100	$ (160,856)	$ 214,400	$ 53,644
For Year Ending November 30, 2007 Net Income (Loss)	-	-	81,222	-	81,222
Balance November 30, 2007	100	$ 100	$ (79,634)	$ 214,400	$ 134,866
For Year Ending November 30, 2008 Net Income (Loss)	-	-	64,280	-	64,280
Balance November 30, 2008	100	$ 100	$ (15,354)	$ 214,400	$ 199,146

The accompanying notes are an integral part of these financial statements

NSM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED NOVEMBER 30, 2008

A. **Summary of Significant Accounting Policies**

Business and Organization - NSM Securities, Inc. (the Company), a Florida Corporation, is a securities broker-dealer and a member of the National Association of Securities Dealers (NASD). The Company was incorporated in December, 2003 but did not commence operations until August, 2005.

The Company manages its customer security accounts through a clearing broker-dealer on a fully disclosed basis, receiving a brokerage fee. The clearing broker-dealer provides clearing services, handles the customer funds, holds securities, and remits confirmations and statements to the customers. In addition, the Company is an approved dealer for various mutual fund houses and is an agent for various insurance companies. Any transactions with these mutual fund houses or insurance companies are consummated directly between the customer and the mutual fund house or insurance company; the Company receives a commission as agent.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenues and Expenses - The Company recognizes commission revenue and expenses at settlement date for security trades and accrues the revenue and related expenses monthly. Revenues and related expenses for insurance annuities and mutual fund transactions are recognized when the customer consummates the transaction. Revenue from investment banking and consulting is recognized when earned.

Income Taxes – Income taxes will be provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes will represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Cash and Cash Equivalents - For financial reporting and statement of cash flow purposes, cash and cash equivalents includes all demand deposit accounts, savings accounts money market accounts and certificates of deposits with maturities of less than 90 days from November 30, 2008.

B. **Restrictions on Cash**

The Company has a deposit of $25,000 with its clearing broker. This deposit is restricted under the agreement with the clearing broker and is also used to maintain the Company's minimum net capital requirements.

C. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2008, the Company had net capital of:

Net Capital Ratio		2.3 to 1
Net Capital	$	81,496
Minimum Net Capital Required		12,637
Excess Net Capital	$	68,859

D. **Stockholders' Equity**

The Company is authorized to issue 200 shares of voting common stock 100 have been issued. A summary of stockholders' equity at November 30, 2008 is shown in the statements of stockholders' equity as part of these financial statements.

E. **Contingencies**

The president of the Company is currently involved in litigation regarding several matters resulting from the normal course of business. The company is not a named party to this action, a third party claim for indemnification was filed against its president.

Claimant alleged damages of approximately $200,000 and punitive damages of $600,000. Based upon the resolution of similar actions filed against the president, it is the opinion of management and its legal counsel that there is a high probability of success in connection with the defense.

SUPPLEMENTARY INFORMATION

NSM SECURITIES, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS
NOVEMBER 30, 2008

Total Stockholders' Equity	$	199,146
Non-allowable Deductions and/or Charges		
Prepaid Expenses		(6,213)
Petty Cash and Employee Advances		(1,050)
Accounts Receivable		(65,023)
Deposits Paid		(27,704)
Fixed Assets (Net)		(17,660)
Net Capital	$	81,496

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (greater of a or b)		
a. Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	12,637
b. Minimum Dollar Amount of Net Capital Required	$	5,000
Excess (Deficient) Net Capital	$	68,859

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness	$	189,561
Ratio of Aggregate Indebtedness to Net Capital		2.3 to 1

NSM SECURITIES, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND EXEMPTIVE PROVISION UNDER RULE 15c3-3
NOVEMBER 30, 2008

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

As a result of various audit adjustments, differences arose between the computation of Net Capital and Aggregate Indebtedness, as presented and reported herein and as reported by the Company in Part IIA of Form X-17A-5, as of November 30, 2008.

Net Capital Reported on Part IIA of Form X-17A-5	$	158,179
Net Audit Adjustments		
Current Assets	$	4,643
Less: Non-allowable Current Assets	$	(4,013)
Property and Equipment (Net)	$	11,975
Less: Non-allowable Property and Equipment	$	(11,975)
Current Liabilities		(77,313)
Net Capital After Audit Adjustments	$	81,496

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

Horkey & Associates, P.A.
Certified Public Accountants

Frank J. Horkey, CPA, CFST* - fhorkey@horkeycpa.com

William Diamond, CPA, CFST* - wdiamond@horkeycpa.com
Linda M. Arnold, CPA - larnold@horkeycpa.com

* Certified in Florida Sales Tax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

January 28, 2009

Board of Directors and Stockholders
NSM Securities, Inc.
Ft. Lauderdale, Florida

In planning and performing our audit of the financial statements and supplemental information of NSM Securities, Inc. (the Company) as of and for the year ended November 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

CPA America Counts on CPAs

7770 West Oakland Park Blvd. Suite 470 Sunrise FL 33351-6779
Telephone: 954 742-3001 Facsimile: 954 572-3057
FEI #65-0266803

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Horkey & Associates, P.A.

Certified Public Accountants
Fort Lauderdale, Florida

NSM SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED NOVEMBER 30, 2008

No liabilities were subordinated to general creditors in 2008.

END